Exhibit (a)(10)

FOR IMMEDIATE RELEASE

Contacts:
Investors
Lynne Farris
831-431-1868
lfarris@borland.com

Media
Becky Wood DiSorbo
831-431-1894
bwood@borland.com

Borland Extends Tender Offer for Starbase Corporation

SCOTTS VALLEY, Calif. — November 11, 2002 — Borland Software Corporation (Nasdaq NM: BORL) announced today that it has extended its pending cash tender offer for all outstanding shares of common stock of Starbase Corporation (Nasdaq SC: SBAS) at a price of $2.75 per share until 12:00 midnight, Eastern Standard Time, on Friday, November 22, 2002. The offer was previously scheduled to expire at 12:00 midnight, Eastern Standard Time, on Friday, November 8, 2002. In accordance with the merger agreement among Starbase, Borland and Galaxy Acquisition Corp., the Borland subsidiary making the offer, the tender offer is being extended in order to seek to obtain tenders of at least 90% of the outstanding Starbase shares so that the merger of Starbase and Galaxy Acquisition may be completed without a vote of Starbase stockholders under applicable law.

As of 12:00 midnight, Eastern Standard Time, on November 8, 2002, approximately 6,674,993 shares of Starbase, or approximately 76.3% of the outstanding shares, had been tendered (including approximately 367,002 shares tendered by notice of guaranteed delivery).

Additional Information and Where to Find It
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Starbase shares. The tender offer statement (including an offer to purchase, the related letter of transmittal and other offer documents) filed by Borland and the solicitation/ recommendation statement filed by Starbase with the Securities and Exchange Commission contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the letter of transmittal and other offer documents, as well as the solicitation/recommendation statement, may be obtained free of charge by contacting Georgeson Shareholder Communications Inc., the information agent for the tender offer, at 1-866-431-8993. The tender offer statement (including the offer to purchase, the letter of transmittal and all other offer documents filed with the SEC) and the solicitation/ recommendation statement are also available free of charge at the SEC’s website at www.sec.gov.

About Borland
Borland Software Corporation is a leading provider of technology used to develop, deploy, integrate, and manage software applications. Delivering best-in-class technology solutions dedicated to interoperability, Borland allows enterprises of all sizes to move into Web based computing while leveraging legacy systems. From the Fortune 1000 to the Borland Developer Network comprised of millions of developers around the world, Borland provides customers the freedom to develop applications, deploy them anywhere, and integrate and manage them across the enterprise. Borland solutions enable organizations to increase productivity and deliver higher performance projects faster and on budget, while lowering total cost of ownership.

Founded in 1983, Borland is headquartered in Scotts Valley, California with operations worldwide. To learn more, visit Borland at http://www.borland.com, the Borland Developer Network at http://bdn.borland.com, or call Borland at (800) 632-2864.

All Borland brand and product names are trademarks or registered trademarks of Borland Software Corporation in the United States and other countries. All other marks are the property of their respective owners.

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